UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1754195

CUSIP NUMBER: 89788C104

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D

☐	Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Trulieve Cannabis Corp.

Full Name of Registrant

N/A

Former Name if Applicable

6749 Ben Bostic Road

Address of Principal Executive Office (Street and Number)

Quincy, Florida 32351

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Trulieve Cannabis Corp. (the “Company”) ceased to qualify as an emerging growth company and became a large accelerated filer effective as of December 31, 2022. As a result, the Company for the first time is (i) subject to a shortened filing deadline of 60 days, rather than 90 days, to file the Form 10-K for the year ended December 31, 2022, and (ii) subject to the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. In connection with this shorter filing timeline and the enhanced compliance obligations, the Company and its auditors need additional time to complete audit of financial statements and internal control over financial reporting. As such, the Company is unable to file its Annual Report on Form 10-K within the prescribed time period as its completion of its financial statements included in the Annual Report on Form 10-K is ongoing, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company anticipates filing its Annual Report on 10-K within the extension period of 15 calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The Company expects its auditor will issue an unqualified opinion on the consolidated financial statements. The Company has identified material weaknesses in the Company’s internal control over financial reporting and as a result, expects its internal control over financial reporting and disclosure controls will be ineffective as of December 31, 2022. The Annual Report on Form 10-K for the year ended December 31, 2022 will describe these material weaknesses, and the Company is implementing plans to remediate them. The Company does not anticipate any changes to its previously audited financial statements, nor does the Company expect to report financial results for the fourth quarter and full year ended December 31, 2022 that are materially lower than the financial guidance range provided by the Company in its third quarter 2022 earnings release dated November 9, 2022.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kim Rivers	(850) 480-7955
	(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Trulieve Cannabis Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 24, 2023	By:	/s/ Alex D’Amico
Name: Alex D’Amico
Title: Chief Financial Officer (Principal Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).